Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-146767

October 31, 2007

China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd., or China Nepstar, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents China Nepstar has filed with the SEC for more complete information about China Nepstar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents China Nepstar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, China Nepstar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866 471 2526 (calling this number is not toll free outside the United States). You may also access China Nepstar’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1414850/000114554907001851/h01354a2fv1za.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to China Nepstar’s Registration Statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on October 31, 2007. All references to page numbers are to the page numbers of Amendment No. 2.

Underwriting

The disclosure on page 162 under “Underwriting” has been amended to including the following paragraphs:

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait (“Kuwait”). The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.